

Mail Stop 3561

February 14, 2017

Via E-mail
Mr. Alan M. Brown
Chief Executive Officer
Tombstone Exploration Corporation
6529 E. Friess Drive
Scottsdale, AZ 85254

      Re: **Tombstone Exploration Corporation**
              Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2015
              Filed February 1, 2017
              Response dated January 31, 2017
              File No. 000-29922

Dear Mr. Brown:

We have reviewed your January 31, 2017 response to our comment letter and February 1, 2017 amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2016 letter.

Form 20-F/A for Fiscal Year Ended December 31, 2015

History and Development of the Company, page 11

1.   We note your response to comment 5, indicating you amended your filing, but still find the reference to high grade gold results without a definition of what constitutes high grade gold. In addition we note your reference to multiple other samples above 1 g/t gold and mining dumps which showcase multi ppm gold values up to 7.04 ppm and silver values up to 22.6 ppm which does not conform to the guidance provided previously regarding sampling disclosure. Please modify your filing by defining your high grade gold values and changing your sample result disclosure.

2.   We note your response to comment 6 indicating you amended your filing, but do not find a statement that the State of Maine property is without known reserves. Please amend your filing to include a statement that the State of Maine properties are without known reserves or the properties are not material to your company.

3.   We note your response to comment 6 indicating you amended your filing, but do not find any statement regarding surface disturbance or contamination issues for your Stardust or State of Maine properties due to these previous mining activities. Please briefly state the extent of the surface disturbance at these properties describing any trenching, mine dumps, ponds and/or shafts, and describe any contamination issues related to former processing or assay/testing activities.

Financial Statements, page F-1

4.   Your response to our comment 12 does not satisfy the comment; accordingly, we reissue the comment. Please amend your filing to include audited comparative financial statements that cover the latest three fiscal years as required by Item 8.A.2 of Form 20-F, and expand your Operating and Financial Review and Prospects disclosure in Item 5 accordingly.   Please note that you may omit the balance sheet for the earliest of the three years in accordance with Instruction 1 to Item 8.A.2 of Form 20-F, if that balance sheet is not required by a jurisdiction outside the United States. Please ensure to include an audit report (or series of audit reports) that covers all financial statements and periods required to be presented. Refer to Item 8.A.2 and 3 of Form 20-F and the related Instructions.

Note 12 – Restatement, page F-18

5.   We note your response to our comment 13 does not sufficiently address the comment. Please either comply with the comment, or explain to us why you or your auditors believe the comment is not applicable and include citations to Commission rules, regulations or instructions that support your conclusion.   Accordingly, we reissue the comment and request that you obtain and file a new audit report from your independent auditor that includes an explanatory paragraph recognizing the restatement in accordance with AU Section 508.18 of the auditing standards of the Public Company Accounting Oversight Board. Please also label the impacted periods as "restated" on the face of your financial statements.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining